Mail Stop 3561

February 25, 2009

Mr. C. Douglas Mitchell
Chief Financial Officer and Secretary
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

> **Re: Commerce Energy Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 28, 2009**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

General

1. We note that you sometimes indicate that the sole director of the Company is soliciting proxies (for example, on page 1 of the proxy statement) and other times indicate that the Company is soliciting proxies (for example, on page 11 of the proxy statement). Please conform the language regarding the person or entity on whose behalf the solicitation of proxies is being made throughout the proxy statement.

2. Please confirm to us that the reason you did not provide the information required by Item 23 of Schedule 14A is because you do not anticipate any situation in which one proxy statement will be delivered to two or more stockholders of the Company who share an address.

Plan of Liquidation, page 2

3. Please expand this section, as well as the subsection "Amendment, Modification or Abandonment of the Plan of Liquidation" on page 16, to indicate whether your sole director will amend, modify or abandon the Plan of Liquidation without further shareholder approval.

Proposal 1 – Plan of Liquidation and Dissolution, page 12

Background and Reasons for the Plan of Liquidation, page 12

4. Please expand this section to briefly discuss the event of default. In addition, provide a discussion regarding management's alternatives and the reason(s) management determined to agree to the Consensual Foreclosure. In your discussion, please indicate why you determined that liquidation would not result in money being returned to the shareholders in view of your receivables. Further, provide disclosure on your process for selecting The Mentor Group for the fairness opinion. Indicate whether you had any previous material relationship with Mentor, and include in your discussion the consideration given, if any, to presenting the transaction to the shareholders for a vote. Please also indicate whether you had any material relationship with AP Finance and Commerce Gas and Electric Corp prior to the August 21, 2008 transaction and the December 11, 2008 notification, respectively. Finally, indicate that Commerce Energy will continue as a subsidiary of Commerce Gas and Electric, if true.

5. Expand the second paragraph on page 13 to describe and quantify the "certain liabilities and obligations of the Company," including a separate discussion of the employment agreements and the severance obligations. In this regard, discuss and quantify the pending known obligations and liabilities and an estimate of the contingency reserve.

6. Please include in your disclosure the Company's filing with the Commission of a Form 25 on December 23, 2008, as well as an explanation of the consequences of such filing.

Information About the Plan of Liquidation, page 15

Interests of Our Sole Director and Sole Executive Officer, page 19

7. Please confirm to us that your disclosure in this section includes consideration of all persons who were directors or executive officers since the beginning of the Company's last fiscal year. Please refer to Item 5(a)(1) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 22

8. In footnote 3 to the beneficial ownership table, please revise the dates currently identified as "February 90, 2008."

9. Please confirm to us that you have not described any arrangements whose operation may result in a change in control of the Company at a later date because no such arrangements exist. Please refer to Item 403(c) of Regulation S-K.

Submission of Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 23

10. Based on our reading of Section 2.16 of the Company's bylaws, in the event the date of the Company's annual meeting is changed by more than 30 days before or 70 days after the first anniversary of the preceding year's annual meeting, both director nominations by stockholders and stockholder proposals must be received no earlier than 120 days prior to the annual meeting, nor later than *the later of* 90 days prior to such meeting or the 10th day after the day on which public announcement of the date of the meeting is made. If that is correct, please revise your disclosure in the last paragraph on page 23 and the last paragraph on page 24 accordingly.

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 23

11. We note your disclosure that the Company's bylaws permit nominations of persons for election as directors to be made by (i) the board or (ii) any stockholder that is a stockholder of record at the time of giving the notice, that will be entitled to vote for the election of directors at the annual meeting and that complies with the required notice procedures. Based on our reading of Section 2.16(a) of the Company's bylaws, nominations also may be made "pursuant to the Corporation's notice of meeting (or any supplements thereto)…." If that is correct, please revise your disclosure accordingly.

<u>Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 24</u>

12. In the first paragraph on page 25, it appears that the list of requirements for a written stockholder notice includes duplicative items. Please revise your disclosure to delete such duplicative items.

<u>Stockholder Proposals for Inclusion in Proxy Statement for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 25</u>

13. Please tell us how you determined the November 1, 2008 submission date for stockholder proposals to be included in the proxy statement for the Company's next annual meeting.

<u>Incorporation of Certain Documents by Reference, page 25</u>

14. Please include a statement undertaking to provide, without charge, a copy of the documents that are incorporated by reference in the proxy statement to each person to whom a proxy statement is delivered, upon request of such person. Please refer to Note D(2) to the cover page of Schedule 14A.

<u>Exhibits</u>

15. Please file the fairness opinion from The Mentor Group as an exhibit to the proxy statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3725 with any questions regarding the comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Dellagrotta